Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Fourth Quarter and full year 2013 Financial Results

-- 4Q13 Contract Sales Exceeds Mid-Point of Previous Guidance by 19.8%--

--4Q13 Revenue Exceeds Mid-Point of Previous Guidance by 11.2%--

BEIJING, Feb. 28, 2014 /PRNewswire/ – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a primary focus on high growth cities in China, today announced its unaudited financial results for the fourth quarter and full year of 2013.

Highlights for the Fourth Quarter 2013

•	Total fourth quarter revenues were US$289.2 million, a 20.1% increase from US$240.7 million recorded in the third quarter of 2013 and a 9.9% increase from US$263.1 million reported in the fourth quarter of 2012. Fourth quarter revenue exceeded the mid-point of previous guidance of US$260.0 million by 11.2%.

•	Contract sales totaled US$377.5 million, a 54.9% increase from US$243.7 million recorded in the third quarter of 2013 and a 100.4% increase from US$188.4 million recorded in the fourth quarter of 2012. Fourth quarter contract sales exceeded the mid-point of previous guidance of US$315.0 million by 19.8%.

•	Total gross floor area (“GFA”) sales were 241,700 square meters, a 59.1% increase from 151,900 square meters sold in the third quarter of 2013, and an 82.1% increase from 132,700 square meters sold in the fourth quarter of 2012.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 12.2% compared to 9.6% in the third quarter of 2013 and 5.4% in the fourth quarter of 2012.

•	Net income was US$26.0 million, a 9.4% decrease from US$28.7 million in the third quarter of 2013 and a 22.6% decrease from US$33.6million reported in the fourth quarter of 2012.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$ 0.29, compared to diluted net earnings per ADS of US$0.39 in the third quarter of 2013 and US$0.47 per ADS in the fourth quarter of 2012.

•	Cash and cash equivalents, including restricted cash, increased by US$52.7 million to US$848.7 million as of December 31, 2013 from US$796.0 million as of September 30, 2013. Short and long term debt increased by US$295.4 million from US$515.6 million as of September 30, 2013 to US$811.0 million as of December 31, 2013.

•	Book value was US$11.93 per ADS, as of December 31, 2013, a 3.3% increase over the prior quarter.

•	The Board of Directors of the Company has approved the payment of a quarterly dividend of US$0.05 per ADS payable on March 20, 2014 to shareholders of record as of March 7, 2014.

•	The Company acquired five land parcels (for a total of three development projects) in Xingyang, Jinan and Kunshan respectively, with total GFA of 829,768 square meters.

Mr. Yong Zhang, Xinyuan's Chairman said, “We experienced a strong fourth quarter beating the mid-points of our quarterly revenue, contract sales and net income guidance. The general state of the real estate environment remained healthy in the fourth quarter and we experienced excellent project sales results in each of our operating cities. We commenced pre-sales at two projects in the fourth quarter-- Xuzhou Colorful City and our newly acquired Kunshan Royal Palace project, which has already sold out over 90% of the apartment units we have made available thus far. Additionally, our 3 most active projects—Zhengzhou XIN City, Jinan Xinyuan Splendid and Suzhou XIN City—each performed very well experiencing sequential improvements average selling prices and solid GFA sales levels.”

“The balance of our real estate property under development at the end of the fourth quarter increased significantly to US$919.8 million compared to US$534.7 million at the end of the last quarter. This balance reflects nine active development projects with another five projects that are expected to commence pre-sales during the course of 2014. As of today’s reporting date, our total sellable GFA was approximately 2.24 million square meters for active projects and under planning stage projects, a record for Xinyuan.”

“For Xinyuan’s long-term success, it’s imperative that we expand more aggressively to become a larger player in the market. China’s real estate industry is changing and property development companies need to get bigger to benefit from acquiring land at public auction at reasonable prices, attain greater price negotiating leverage and capitalize on compelling M&A opportunities. Additionally, financing costs are typically lower for large scale developers, whom we quantify as having annual contract sales that exceed RMB10 billion. 2014 is a building year for our company as we invest in resources for our future development and growth. As we expand our project pre-sales activity more aggressively in 2014 than in years past, higher operating expenses are expected to impact our year-over-year profit growth during the course of 2014. However, beyond this period, as our marketing expenses moderate and our development projects mature, we believe we will achieve higher net margin and overall profit growth on a percentage basis that is consistent with our future top line growth projections.”

“Finally, we are pleased with the continuation of our dividend program, announcing our fourth quarter dividend. We remain committed to this program as we progress through 2014,” concluded Mr. Zhang.

Financial Results for the Fourth Quarter 2013

Contract Sales

Contract sales totaled US$377.5 million in the fourth quarter compared to US$243.7 million in the third quarter of 2013 and US$188.4 million in the fourth quarter of 2012. The Company’s GFA sales were 241,700 square meters in the fourth quarter of 2013 versus 151,900 square meters in the third quarter of 2013 and 132,700 square meters in the fourth quarter of 2012. The average selling price ("ASP") per square meter sold was RMB9,678 (US$1,562)in the fourth quarter of 2013 versus RMB9,976 (US$1,604) in the third quarter of 2013 and RMB8,964 (US$1,420) in the fourth quarter of 2012. The sequential ASP decrease was due to product mix, and the Company did not decrease the price of any category of product in any of its projects.

Two new projects became available for sale in the fourth quarter of 2013, namely Kunshan Royal Palace with sellable GFA of 288,400 square meters and Xuzhou Colorful City with sellable GFA of 129,300 square meters. Sales were healthy for both projects and they contributed approximately 30.5% of XIN’s GFA sales in the quarter.

Breakdown of GFA Sales and ASP’s by Project

	Q4 2012		Q3 2013		Q4 2013		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Zhengzhou Royal Palace	15.5	8,948	12.9	10,767	1.2	23,351	0.9
Zhengzhou Century East A	12.5	8,841	13.7	10,708	1.9	13,319	2.6
Zhengzhou Century East B	18.5	8,506	7.9	14,058	2.3	16,831	0.9
Zhengzhou Xin City	-	-	31.6	9,587	53.7	9,972	99.7
Kunshan Intl City Garden	22.2	8,251	4.5	11,419	8.8	11,209	3.5
Kunshan Royal Palace	-	-	-	-	42.5	9,265	245.9
Suzhou Xin City	-	-	29.3	8,160	52.6	8,577	44.9
Jinan Xinyuan Splendid	45.4	8,927	48.5	10,021	45.7	10,372	114.0
Xuzhou Colorful City	-	-	-	-	31.3	8,820	98.0
Others	18.6	-	3.5	-	1.7	-	4.2
Total	132.7	8,964	151.9	9,976	241.7	9,678	614.6

Revenue

In the fourth quarter of 2013, the Company’s total revenue was US$289.2 million compared to US$240.7 million in the third quarter of 2013 and US$263.1 million in the fourth quarter of 2012.

Gross Profit

Gross profit for the fourth quarter of 2013 was US$82.6million, or 28.6% of revenue, compared to a gross profit of US$78.5 million, or 32.6% of revenue, in the third quarter of 2013 and a gross profit of US$87.8 million, or 33.4% of revenue, in the fourth quarter of 2012. The decrease in gross margin was due to an increase in the target cost of two existing projects caused by a product upgrade, and another newly acquired project, caused by the fair value adjustment as of the acquisition date.

Selling, General and Administrative Expenses

SG&A expenses were US$35.1 million for the fourth quarter of 2013 compared to US$23.0 million for the third quarter of 2013 and US$14.1 million for the fourth quarter of 2012. As a percentage of total revenue, SG&A expenses were 12.2% compared to 9.6% in the third quarter of 2013 and 5.4% in the fourth quarter of 2012. The increase of SG&A expenses as a percentage of revenue compared to previous quarters was mainly due to an increase in personnel related to the rapid expansion of Xinyuan’s development projects, year-end annual bonus payments and higher promotional spending levels on the Company’s two new projects launched in the fourth quarter.

Net Income

Net income for the fourth quarter of 2013 was US$26.0 million compared to US$28.7 million for the third quarter of 2013 and US$33.6 million for the same period in 2012. Net margin was 9.0%, compared to 11.9% in the third quarter of 2013 and 12.8% in the fourth quarter of 2012. Diluted earnings per ADS were US$0.29, compared to US$0.39 per ADS in the third quarter of 2013 and to US$0.47 per ADS in the same period in 2012.

Financial Results for the Full Year 2013

For the year ended December 31, 2013, contract sales increased by 19.7% to US$1,000.2 million from US$835.9 million in 2012. GFA sales increased by 8.7% to 665,600 square meters from 612,400 square meters in 2012. Total revenues decreased by 1.9% to US$897.7 million from US$914.8 million in 2012 due to a higher percentage of completion of more mature development projects in their near completion stage resulting in higher revenue in 2012, as well as from lower percentage of completion from two of the Company’s major development projects—Suzhou XIN City and Xuzhou Colorful City, each of which launched in the third and fourth quarters of 2013, respectively.

Gross profit was US$286.7million, or 31.9% of revenue in 2013 compared to a gross profit of US$280.0 million, or 30.6% of revenue in 2012.

SG&A expenses were US$85.3 million, or 9.5% of revenue, compared to US$56.8 million, or 6.2% of revenue in 2012.

Net income was US$120.7 million in 2013 compared to US$157.0 million in 2012. Diluted earnings per ADS were US$1.63 in 2013 compared to US$2.17 per ADS in 2012.

Balance Sheet

As of December 31, 2013, the Company reported US$848.7 million in cash and cash equivalents (including restricted cash) compared to US$796.0 million as of September 30, 2013. Total debt outstanding was US$811.0 million, an increase of US$295.4 million compared to US$515.6 million at the end of the third quarter of 2013. This increase was largely due to new financings totaling $379.7 million offset by the repayment of an $89.7 million bank loan in the fourth quarter. The balance of the Company’s real estate property under development at the end of the fourth quarter was US$919.8 million compared to US$534.7 million at the end of the third quarter of 2013. This significant increase was due to the purchase of land parcels, and the capitalization of construction costs incurred for existing projects in the fourth quarter.

Project Status

Below is a summary table of projects that were active and available for sale in the fourth quarter of 2013.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	% Sold

Zhengzhou Royal Palace	132.4	131.5	237.5	233.9	98.5%	89.0%
Zhengzhou Century East A	77.3	74.7	125.6	120.3	95.8%	95.0%
Zhengzhou Century East B	166.5	165.6	244.0	242.5	99.4%	97.2%
Zhengzhou Xin City	185.0	85.3	324.6	135.4	41.7%	59.0%
Kunshan Intl City Garden	497.9	494.4	605.3	598.9	98.9%	100.0%
Kunshan Royal Palace	288.4	42.5	504.5	63.6	12.6%	35.9%
Suzhou Xin City	126.8	81.9	178.7	111.5	62.4%	63.6%
Jinan Xinyuan Splendid	565.2	451.2	784.3	623.6	79.5%	83.6%
Xuzhou Colorful City	129.3	31.3	196.0	44.6	22.8%	40.4%
Others remaining GFA	4.2
Total active projects	2,173.0	1,558.4	3,200.5	2,174.3	67.9%	77.0%

As of today’s reporting date, the Company’s total sellable GFA was approximately 2,238,600 square meters for active projects and under planning stage projects. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA	Pre sales Scheduled
	(m2 000)
Beijing Xindo Park	117.7	Q1 2014
Zhengzhou Xindo Park	293.4	Q2 2014
Suzhou Lake Royal Palace	171.9	Q2 2014
Xingyang Splendid (Newly Acquired Xingyang Land)	240.2	Q2 2014
Williamsburg Brooklyn Project	37.1	Q2 2014
Jinan Royal Palace (Newly Acquired Jinan Land)	420.5	Q3 2014
Newly Acquired Chengdu Land	225.0	Q4 2014
Newly Acquired Sanya Land	118.2	Q1 2015
Total projects under planning	1,624.0
Total active projects	614.6
Total all Xinyuan projects	2,238.6

First Quarter and Full Year 2014 Outlook

The Company expects first quarter contract sales to reach approximately US$225 to US$230 million. First quarter revenue is expected to total US$195 to US$200 million while net income is projected at US$9 to US$11 million.

For the full year, the Company expects contract sales to reach approximately US$1,640 million. Full year revenue is expected to total US$1,230 to US$1,280 million while full year net income is projected at US$120 to US$125 million.

Conference Call Information

Xinyuan’s management will host an earnings conference call at 8:00 am ET on February 28, 2014 to discuss fourth quarter 2013 results. Listeners may access the call by dialing 1-913-312-0637. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. A replay of the call will be available through March 7, 2014 by dialing 1-858-384-5517, access code: 6583895.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, including Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. The Company’s U.S. development arm, XIN Development Group International, Inc. ("XDGI") is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in China and, to the extent we expand operations into other countries, such as the U.S., the laws, regulations and policies of such countries; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in China, particularly Tier II and Tier III cities, and in our targeted areas in the U.S.; fluctuations in general economic and business conditions in China, and, to the extent we expand operation into other countries, such as the U.S., the general economic and business conditions in such countries; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2012. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Ms. Helen Zhang

Interim Chief Financial Officer

Tel: +86 (10) 8588-9398

Email: irmanager@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All US$ amounts and number of shares data in thousands, except per share data)

	December 31,	September 30,	December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)

Total revenue	289,160	240,665	263,094

Total cost of revenue	(206,571)	(162,152)	(175,261)
Gross profit	82,589	78,513	87,833

Selling and distribution expenses	(9,492)	(5,633)	(4,425)
General and administrative expenses	(25,650)	(17,397)	(9,695)

Operating income	47,447	55,483	73,713

Interest income	3,084	4,085	2,941
Interest expense	(6,411)	(5,608)	-
Other income	1,539	-	-
Share of loss in an equity investee	(117)	-	-

Income from operations before income taxes	45,542	53,960	76,654

Income taxes	(19,556)	(25,212)	(43,084)

Net income	25,986	28,748	33,570

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	25,986	28,748	33,570

Earnings per ADS:
Basic	0.33	0.40	0.47
Diluted	0.29	0.39	0.47
ADS used in computation:
Basic	77,616	71,360	70,969
Diluted	91,097	73,480	71,747

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All US$ amounts and number of shares data in thousands, except per share data)

	Twelve months ended

	December 31,	December 31,
	2013	2012
	(unaudited)	(audited)

Revenue	897,738	914,799

Cost of revenue	(611,083)	(634,763)
Gross profit	286,655	280,036

Selling expenses	(20,773)	(17,942)
General and administrative expenses	(64,498)	(38,829)

Operating income	201,384	223,265

Interest income	11,681	9,019
Interest expense	(16,863)	-
Other income	1,539	-
Share of loss in an equity investee	(117)	-

Income from operations before income taxes	197,624	232,284

Income taxes	(76,913)	(74,175)

Net income	120,711	158,109
Less: net income attributable to non-controlling interest	-	1,110

Net income attributable to shareholders	120,711	156,999

Earnings per ADS:
Basic	1.66	2.18
Diluted	1.63	2.17
ADS used in computation:
Basic	72,867	72,129
Diluted	74,732	72,366

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	587,119	562,019	496,205
Restricted cash	261,612	233,951	145,730
Accounts receivable	8,528	17,297	3,076
Other receivables	10,595	16,619	27,413
Other deposits and prepayments	402,310	404,389	105,427
Advances to suppliers	15,317	25,041	11,028
Real estate property held for sale	5,524	5,394	11,191
Real estate property development completed	23,161	34,214	3,158
Real estate property under development	919,846	534,688	722,819
Other current assets	59	198	295
Due from related parties	820	-	-

Total current assets	2,234,891	1,833,810	1,526,342

Real estate properties held for lease, net	58,717	53,443	23,204
Property and equipment, net	46,706	45,560	1,576
Restricted deposit	-	11,418	11,169
Other long-term investment	251	249	242
Interests in an equity investee	5,945	-	-
Deferred tax asset	8,547	1,404	1,599
Deferred charges	9,049	4,878	-
Other assets	3,760	2,260	2,249

TOTAL ASSETS	2,367,866	1,953,022	1,566,381

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(audited)

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	193,046	184,763	241,894
Short-term bank loans and other debt	23,291	80,223	113,066
Customer deposits	75,285	92,578	50,201
Income tax payable	121,642	77,502	75,877
Deferred tax liabilities	70,458	40,857	13,612
Other payables and accrued liabilities	74,804	68,100	64,721
Payroll and welfare payable	19,638	7,872	9,663
Current portion of long-term bank loans and other debt	217,964	100,846	166,082
Current maturities of capital lease obligations	2,746	2,723	-

Total current liabilities	798,874	655,464	735,116

Non- current liabilities
Long-term bank loans	32,804	58,796	35,000
Other long term debt	536,943	275,761	-
Deferred tax liabilities	9,385	8,253	5,885
Unrecognized tax benefits	16,314	9,105	8,842
Capital lease obligations, net of current maturities	26,646	28,619	-

TOTAL LIABILITIES	1,420,966	1,035,998	784,843

Shareholders’ equity
Common shares	16	15	15
Treasury shares	(3,085)	(3,086)	(13,667)
Additional paid-in capital	534,937	533,647	511,964
Statutory reserves	68,547	49,622	49,622
Retained earnings	346,485	336,826	233,604
TOTAL EQUITY	946, 900	917,024	781,538

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,367,866	1,953,022	1,566,381